Exhibit 99.1

For Immediate Release October 26, 2007

Orezone Announces Filing of Preliminary Short Form Prospectus for Proposed Public Offering

Orezone Resources Inc. (OZN:TSX, AMEX) (“Orezone”) announced today that it has engaged a syndicate of underwriters, led by BMO Capital Markets, CIBC World Markets, J.P. Morgan Securities and including Canaccord Capital Corporation and Raymond James with respect to a fully marketed offering of Orezone common shares (the “Offering”).  Although the size and the pricing of the Offering have not been determined, Orezone expects to raise gross proceeds of US$200,000,000. The Offering is being made pursuant to a short form prospectus filed with the securities regulators in all Canadian jurisdictions, except Quebec, and under the multi jurisdictional disclosure system in the United States.  Closing of the Offering is subject to normal regulatory approvals and is conditional on the acquisition of Gold Fields’ 60% interest in the Essakane Project in Burkina Faso, West Africa as announced by Orezone on October 11, 2007 (the “Essakane Acquisition”).  The majority of the net proceeds of the Offering will be used to finance the Essakane Acquisition, to continue with the development of the project, as well as general corporate purposes.

A preliminary short form prospectus relating to the securities has been filed with Canadian securities authorities, and a registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

A copy of the preliminary short form prospectus may be obtained from BMO Capital Markets - in Canada, call BMO Nesbitt Burns’ distribution center, desraposo at 416-363-6996 (ext. 224); in the U.S., contact BMO Capital Markets, 3 Times Square, 27th Floor, New York, New York, 10036 Attn: Catherine Cruz Tel: 212-702-1937.

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa.  The company has a pipeline of advanced projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions.  Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little Chief Executive Officer rlittle@orezone.com Pascal Marquis President pmarquis@orezone.com	Niel Marotta Vice President Corporate Finance & Development nmarotta@orezone.com Janet Eastman Manager of Investor Relations jeastman@orezone.com

Telephone: (613) 241-3699                                                                  Toll Free: (888) 673-0663

Statements relating to the completion of the contemplated financing and the operation of Orezone after completion of the transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, the underwriters not completing the sale the securities, the failure to obtain any necessary regulatory or stock exchange approval or failure to satisfy conditions to the closing, the failure of the Essakane transaction to close as currently planned and other risks and uncertainties, including those described in Orezone’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.